FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   December 14, 2004

MIRAMAR MINING CORPORATION Suite 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

December 14, 2004	NEWS RELEASE 04-29	MAE - TSE MNG-AMEX

Miramar Reports Federal Minister Accepts NIRB Report for Doris North
- Permitting Process to Resume for Development of High Grade Gold Mine on the Hope Bay Project -

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced that the Minister of the Indian and Northern Affairs Canada (INAC, formerly DIAND) has accepted the report of the Nunavut Impact Review Board (NIRB) issued in August, 2004. On August 16, 2004, Miramar announced that NIRB had recommended to the Minister of INAC that the Doris North project should not proceed on the basis of the current application, identifying five areas where additional information was required. However, in its report NIRB encouraged Miramar to file another application that includes the requested supplemental information.

“The NIRB report invited Miramar to bring the Doris North Project back to the Board for review and indicated that a new application need only focus on five specified areas where additional information was requested,” said Tony Walsh, Miramar’s President and CEO. “Since the NIRB report was issued, we have been working diligently to compile the supplemental information necessary to address these five areas, which work is largely complete. However, we could not move the regulatory process forward until the Minister’s decision was issued. That decision opens the door to Miramar resuming the permitting process. Now we can work with NIRB to establish the Board’s timetable to complete the review of the Doris North project.”

As detailed in the August 16 news release, the five areas identified by NIRB as requiring supplemental information, over and above that already submitted with the initial application, are:

1.	Mitigation and monitoring of wildlife impacts;

2.	Alternatives to the use of Tail Lake as a tailings impoundment;

3.	Tail Lake water quality and water management strategy;

4.	Design and affects of a jetty to be built on the Arctic coast; and

5.	Assessment of socio-economic impacts from the project.

“We are pleased to be able to resume the permitting process for the Doris North project. We believe that Doris North will be just the first step towards significant, long-term production from the Hope Bay belt,” said Mr. Walsh. “Hope Bay is an outstanding gold project that offers potential to catapult Miramar into the ranks of intermediate producers and should generate significant benefits to the local people and Nunavut as a whole. We are confident that we will be able to satisfy NIRB, obtain our permits for Doris North, and thereby grow to establish mutually beneficial relationships with the people of Nunavut for many years to come.”

Process Going Forward

Miramar will announce the schedule for further review after receiving direction from NIRB. Once Miramar has submitted a new application, NIRB will conduct a new review and make a further recommendation to the Minister as to whether the Doris North project should proceed. If a positive NIRB recommendation is obtained and is supported by the Minister, NIRB would then issue a project certificate which would allow the Nunavut Water Board (NWB) to schedule and hold hearings into the granting of a water licence for the project. Assuming a positive NWB decision, the Minister would determine whether to approve the water licence and set the bonding amounts. The project will also need a number of other permits, such as an authorization from the

Department of Fisheries and a foreshore lease from INAC for the jetty. Miramar has taken steps towards obtaining all required permits.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to additional information to be provided to NIRB and the timing and result of the permitting process and the potential of the Company’s properties are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including delays or difficulties in completing the additional information required by NIRB; that NIRB may not find the additional information acceptable or agree with positions asserted by the Company or that NIRB or other governmental or regulatory agencies may impose additional requirements that might increase costs, result in further delays or render the project unfeasible; the risk that the Company’s exploration work will not result in identification of additional resources, fluctuations in gold prices, the need for additional financing, uncertainties involved in interpreting drilling results and other tests and in estimating the amount and nature of gold mineralization and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com